FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 29, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 29 July 2019, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 11:00 a.m. (Central European Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Société Anonyme 29, Avenue de la Porte-Neuve L – 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

Summary of the resolutions adopted in the General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 29 July 2019, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 11:00 a.m. (Central European Time).

1.	Approval of the delisting of the Company’s shares from Bolsas y Mercados Argentinos S.A. (“BYMA”).

The General Meeting of Shareholders resolved to (i) approve the delisting of Company’s shares from the Buenos Aires stock exchange (Bolsas y Mercados Argentinos S.A.) under Article 32, clause c), Section VIII, Chapter II of Title III of the Rules of the Argentine National Securities Commission (Comisión Nacional de Valores) and (ii) authorize the Board of Directors to take, or cause to be taken, any and all action as may be necessary or convenient to complete and effect such delisting.

2.	Amendment and supplementation of the authorization to the Company, and to any of its subsidiaries, to purchase, acquire or receive shares of the Company, in accordance with Article 430-15 of the Luxembourg law of 10 August 1915 on commercial companies and with applicable laws and regulations.

The General Meeting of Shareholders resolved to:

(i) amend and supplement the authorization granted to the Company or its subsidiaries by the Annual General Meeting of Shareholders on 6 May 2015, to repurchase shares of the Company, including shares represented by ADRs, so that the Company and the Company’s subsidiaries are further authorized to purchase, acquire and/or receive any and all shares of the Company (the “Repurchased Shares”) as the Company may be required to repurchase in connection with the exercise of appraisal rights, under article 22 of the Company’s articles of association, resulting from the approval of the delisting of the Company’s shares from the Buenos Aires stock exchange Bolsas y Mercados Argentinos S.A. (“BYMA”), at a cash purchase price per Repurchased Share equal to the price per share (excluding transaction costs and expenses) payable to shareholders exercising appraisal rights in connection with such delisting (being at the arithmetic average of the closing Argentine peso sale price per Share as reported by BYMA for the ninety (90) calendar-day period immediately preceding the date of the Meeting), and otherwise on the terms and subject to the conditions set forth in the authorization granted by the Annual General Meeting of Shareholders held on 6 May 2015.

(ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, including to determine, if necessary, the terms and procedures for carrying out any repurchase, acquisition or receipt of Repurchased Shares, and, to execute all agreements, including for keeping registries of the repurchase and sale of Repurchased Shares, make filings and declarations to the competent governmental authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and

(iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.